

October 15, 2014

Via E-mail
Laurence Wainer
Chief Executive Officer
Blow & Drive Interlock Corporation
137 South Robertson Boulevard
Suite 129
Beverly Hills, CA 90211

> **Re: Blow & Drive Interlock Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 29, 2014**
> **File No. 333-196472**

Dear Mr. Wainer:

We have reviewed your responses to the comments in our letter dated August 12, 2014 and have the following additional comments.

General

1. We note your responses to our prior comments 1 and 2, which indicate that this offering is an indirect primary offering. As such, please revise the filing to state that the selling shareholders are selling at a fixed price of $1.00 for the duration of the offering and delete the language that follows this fixed price and says "after which time, the selling shareholders may sell their shares at prevailing market or privately negotiated prices . . . ." Please revise throughout the filing. You also indicate in your response to our prior comment 2 that you are relying rule 415(a)(1)(i), which does not appear to apply to your offering. Please confirm you are relying on rule 415(a)(1)(ix) instead or advise.

Prospectus Summary, page 4

Risks and Uncertainties facing the Company, page 5

2. We note your response to our prior comment 9. Please reconcile the disclosure that you have experienced "an accumulated deficit of . . . $51,469 as of June 30, 2014" with the disclosure on page 8 that you have "an accumulated deficit of $112,605 . . . as of June 30, 2014."

Risk Factors, page 8

3. Please add an additional risk factor discussing the risks related to your disclosure that the company may require an additional $250,000 in order to accomplish its initial goals.

There is no public market for the Company's securities, page 12

4. We note your response to our prior comment 13. Please revise the disclosure to reflect your response that you will need to approach a market maker in order to qualify for quotation on the OTC Bulletin Board and that so far no introductions or steps have been taken to do so.

Government Regulation, page 19

5. We note your added disclosure in response to our prior comment 21. Please expand to briefly discuss the scope of the automobile repair you hope to do. For instance, will it be primarily related to installing the ignition interlock devices you plan to lease or do you anticipate it will expand beyond that? To the extent applicable, please briefly expand upon the material steps necessary to implement this part of the business plan, timelines and any additional needed financing, under the Plan of Operation, at page 20, and Management's Discussion and Analysis, at page 23.

Signatures, page 35

6. We note your response to our prior comment 30 and reissue in part. Please revise the second half of the signature page to contain the signature of your sole officer and director in the capacities listed and not on behalf of the company. There should be two separate sets of signatures in this section instead of three. Please revise to conform to the requirements of Form S-1, under Signatures.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Via E-mail
James Cassidy
Cassidy & Associates